UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated January 20, 2017

Dear Ms. Ising:

This is in response to your letter dated January 20, 2017 concerning the shareholder proposal submitted to McDonald's by John C. Harrington. We also have received a letter on the proponent's behalf dated February 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 28, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 20, 2017

The proposal requests that the company prepare and annually update a report listing and analyzing charitable contributions during the prior year.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the company's charitable contributions generally. Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

February 5, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to McDonald's Corporation Regarding Report on Charitable Contributions on Behalf of John C. Harrington

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is beneficial owner of common stock of McDonald's Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 20, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Elizabeth Ising of Gibson, Dunn & Crutcher LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Elizabeth Ising of Gibson, Dunn & Crutcher LLP.

SUMMARY

The Proposal requests that the Company publish a report on its charitable contributions, including analysis of the congruency of its contributions with corporate values. The Company asserts that the proposal is excludable pursuant to Rule 14a-8(i)(7), however it addresses a significant policy issue of charitable contributions and their congruency with stated corporate values. It has a clear nexus to the company, does not micromanage nor does it seek to end any particular type of corporate expenditures. As such it is not excludable pursuant to Rule 14a-8(i)(7).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

THE PROPOSAL

RESOLVED, shareholders of McDonald’s Corporation (the “Company”) hereby request that the Company prepare and annually update a report to shareholders, at reasonable expense and excluding proprietary information, listing and analyzing charitable contributions during the prior year. The report should:

1. Identify organizational or individual recipients of donations, whether cash or in-kind, in excess of $500 and aggregate of smaller contributions by categories of recipients such as community organizations, schools, dietary organizations, medical groups, environmental, churches, etc.;
2. Identify areas of alignment and potential conflict between the Company’s charitable contributions and the Company’s key stated ambitions, values and mission as stated in its corporate social responsibility reports and SEC filings;
3. Include management's analysis of any risks to the Company’s brand, reputation, or shareholder value posed by public controversies associated with contributions or any incongruencies with corporate values;
4. Include coherent criteria for assessing congruency and brand risk, such as identifying philanthropic areas or initiatives considered most germane to corporate values and types of donations that may be contrary to company values or reputation; and
5. Based on the above, evaluate and state justification for any identified incongruent activities.

Supporting Statement

Research by the Proponent uncovered charitable activities that may pose a risk to the Company’s reputation and brand by undermining the Company’s stated commitments. Examples include:

- **McTeacher’s Nights.** The Company’s “Ambition” includes “using our reach to be a positive force” and being a “Good Neighbor” because we “champion happy, healthy kids.”[1] Yet teachers’ unions have stated that the Company’s McTeacher’s Nights program exploits the trust families place in schools to promote junk food to children, undermining teachers’ efforts to teach students healthy habits. Other school programs have faced similar criticisms.
- **Sponsorship of health organizations.** The Company has made contributions to health-related organizations, including the American Academy of Pediatrics,[2] the California Dietetic

> Association,[3] and the Michigan Academy of Nutrition and Dietetics conference,[4] among others. Because of our company's association with foods high in fat, sugar and salt, a number of these contributions were criticized by Dieticians for Public Integrity and other observers, leading to detrimental media coverage for our Company.

As long-term shareholders of McDonald's Corporation, we believe the Company should ensure that its practices minimize risk to its reputation and brand. Thus, the Company should disclose and review its charitable activities to ensure they are congruent with its stated values and avoid unnecessary risk to shareholder value.[5] Vote yes if you agree with this view.

[1] http://corporate.mcdonalds.com/mcd/our_company/our-ambition.html

[2] http://web.archive.org/web/20131019182904/http://www.aapexperience.org/2013/onsiteprogram.pdf

[3] http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention;

http://www.motherjones.com/environment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention

[4] http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/

[5] http://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

ANALYSIS

The Company argues that the Proposal may be excluded from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7), because it "relates to the Company's ordinary business." We respectfully disagree for the reasons detailed below.

Requests for general disclosure of charitable contributions are not excludable under Rule 14a-8(i)(7).

Staff precedent demonstrates the Staff's position is that corporate giving through charitable contributions "involves a matter of corporate policy which is extraordinary in nature and beyond a company's ordinary business operations." Proposals relating to the transparency of charitable contributions are generally not excludable. *Wells Fargo & Company* (February 19, 2010). In contrast, proposals that seek to prohibit a company from making, or require a company to make, contributions to specific types of organizations are excludable under Rule 14a-8(i)(7) because they deal with ordinary business operations. *The Boeing Co.* (avail. Jan. 21, 2005) (proposal directing the company's "gift matching program" to include the Boy Scouts of America).

The Company argues that though the Proposal's Resolved clause is facially neutral, the Supporting Statement "targets" charitable contributions that may encourage consumption of

McDonald's menu items high in fat, sugar and salt. Therefore, the Company asserts, the Proposal falls into the latter excludable category.

In fact, this Proposal does not attempt to direct the Company to make, or stop making, contributions to specific organizations or specific types of organizations. As prior Staff decisions have demonstrated, the inclusion of examples of issues of concern does not render a proposal excludable. The examples in the Supporting Statement are permissible examples, such as those in *Wells Fargo.* In the *Wells Fargo* Supporting Statement, the Proponents describe their concern regarding Wells Fargo's contributions to controversial causes and provide examples of these controversial causes, which include Planned Parenthood, The Human Rights Campaign and GLAAD. The Supporting Statement also included explanation of why donations to these organizations are controversial and risk impacting the company's reputation, in the proponent's opinion. The present Proposal is no different. The Supporting Statement similarly provides examples of McDonald's contributions to controversial causes, provides explanation and context as to why donations to these organizations are controversial and why the Proponents are concerned that such could negatively impact the Company's reputation.

That advocacy for a prior Proposal by the Proponent addressed in passing a similar example of promotion of "junk foods" does not change the neutrality of the Proposal and lead to excludability.

It is true that Proposals are required to strike a balance in the use of examples of concern, and to not go too far into dictating the kind of donations the company should or should not make. In this instance, the examples provided cannot be construed to suggest that the company ***should not donate*** to schools or doctors, for instance, but only that all charitable contributions, including the examples cited, ought to be reviewed through a critical lens of congruency and reputational impact. As the examples of media coverage in NPR and other outlets (Appended to this reply) demonstrate, the cited charitable efforts by the Company might not be leading to a net positive media and reputation impact, but rather placing the company in the crosshairs of controversy.

Thus, the present Proposal falls on the acceptable side of the balance, seeking a company analysis and report addressing the Company's charitable contributions generally, and is not excludable under Rule 14a-8(i)(7).

Proposals seeking a report on the congruency of charitable donations with company values are not excludable under Rule 14a-8(i)(7).

The Staff has previously determined that proposals addressing the congruency of political contributions with company values - so long as they do not direct contributions towards or away from *specific* causes or politicians - are not excludable as a matter of ordinary business. *The Home Depot* (March 25, 2011); *The Procter & Gamble Company* (August 6, 2014); *Deere & Company* (December 3, 2015). The same logic was also applied to congruency of corporate values and proxy voting in *Franklin Resources Inc.* (November 24, 2015).

In those proposals, as in the general charitable contribution proposals, the proponent was allowed to provide examples of the types of incongruities of concern, as long as the proponent did not attempt to direct company practices of donation or voting. The proposals in *Procter & Gamble* and *Deere & Company*, each of which sought a congruency analysis of the company's political and electioneering contributions to each company's corporate values, also illustrated examples of contributions that contravened the company's stated policies. The Proctor & Gamble proposal provided examples of contributions relating to environment and discrimination; the Deere & Company proposal provided examples of contributions relating to environment, banking and health care. The Staff did not find that the provision of these examples amounted to the idea that the proposals *directed* the companies to donate only to certain organizations. Similarly, the present Proposal's examples of contributions to school programs and health organizations do not direct Company action.

Considering the high-visibility public criticism of the several charitable contributions mentioned in the Proposal, the Proponent's resolution appropriately asks the Company to delve more deeply into its contribution evaluation procedures. The Proponent believes that a more in-depth evaluation of potential contribution recipients will protect Company value and reduce potential risks to the Company and its shareholders.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

Sanford Lewis

cc: Elizabeth Ising

Pages 9 through 16 redacted for the following reasons:
- -
Copyrighted Material Omitted

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

January 20, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of John C. Harrington
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal"), including statements in support thereof (the "Supporting Statement"), received from John C. Harrington (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED,** shareholders of **McDonald's Corporation** (the "Company") hereby request that the Company prepare and annually update a report to shareholders, at reasonable expense and excluding proprietary information, listing and analyzing charitable contributions during the prior year. The report should:
>
> 1. Identify organizational or individual recipients of donations, whether cash or in-kind, in excess of $500 and aggregate of smaller contributions by categories of recipients such as community organizations, schools, dietary organizations, medical groups, environmental, churches, etc.;
> 2. Identify areas of alignment and potential conflict between the Company's charitable contributions and the Company's key stated ambitions, values and mission as stated in its corporate social responsibility reports and SEC filings;
> 3. Include management's analysis of any risks to the Company's brand, reputation, or shareholder value posed by public controversies associated with contributions or any incongruencies with corporate values;
> 4. Include coherent criteria for assessing congruency and brand risk, such as identifying philanthropic areas or initiatives considered most germane to corporate values and types of donations that may be contrary to company values or reputation; and
> 5. Based on the above, evaluate and state justification for any identified incongruent activities.

The Supporting Statement, which repeatedly criticizes the nutritional content of the Company's menu offerings, states that "the Company's McTeacher's Nights program *exploits* the trust families place in schools to promote junk food to children, *undermining* teachers' efforts to teach students healthy habits" and that contributions to health-related organizations have led to criticism of the Company because of the Company's "association with foods high in fat, sugar and salt" (emphases added). A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Proposal requests that the Company "prepare and annually update a report to shareholders . . . listing and analyzing charitable contributions during the prior year" and specifies what such report should include. Although the Proposal's Resolved clause appears to be facially neutral, the Supporting Statement makes clear that the Proposal is intended to target particular types of charitable contributions, namely, charitable contributions that may encourage consumption of the Company's menu offerings that the Proponent perceives as "high in fat, sugar and salt."

The Staff has consistently found that proposals requesting that a company refrain from making any contributions to specific organizations or types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., PG&E Corp.* (avail. Feb. 4, 2015) (concurring that a proposal recommending the formation of a committee to determine the effect of "anti-traditional family political and charitable contributions" was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations"); *The Walt Disney Co.* (avail. Nov. 20, 2014) (concurring that a proposal seeking to preserve the Boy Scouts of America as an eligible charitable organization for the company's matching contributions program was excludable under Rule 14a-8(i)(7) because it related to "charitable contributions to a specific organization"); *BellSouth Corp*. (avail. Jan. 17, 2006) (concurring that a proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations").

In contrast, the Staff has determined that proposals addressing charitable contributions generally that do not single out any particular type of organization are not excludable under

Rule 14a-8(i)(7). *See, e.g., Wells Fargo & Co.* (avail. Feb. 19, 2010) (denying exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company list all recipients of corporate charitable contributions where the supporting statement addressed a range of charitable groups, including Habitat for Humanity, Planned Parenthood, and the Human Rights Campaign); *Ford Motor Co.* (avail. Feb. 25, 2008) (same); *Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion under Rule 14a-8(i)(7) of a proposal recommending that the company refrain from making any charitable contributions). Unlike these proposals, however, the Proposal, when considered in the context of the Supporting Statement, does not address the Company's charitable contributions generally but is focused on the Company's contributions to a particular type of organization, and is thus properly excludable under Rule 14a-8(i)(7).

The Staff has consistently permitted the exclusion of even facially neutral proposals addressing charitable contributions under Rule 14a-8(i)(7) as relating to ordinary business if the supporting statements surrounding the proposed resolution indicate that the proposal, in fact, would serve as a shareholder referendum on donations to particular charities or types of charities. More specifically, in *The Home Depot, Inc.* (avail. Mar. 18, 2011), a facially neutral proposal requested that the company "list the recipients of corporate charitable contributions . . . on the company website." Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because a majority of the supporting statement referred to gay, lesbian, bisexual, and transgender issues, the measure was directed at charitable contributions to a specific type of organization and, therefore, related to the company's "ordinary business operations." The *Home Depot* proposal, like the Proposal at issue here, was an attempt to veil a proposal aimed at a specific type of charitable contribution with a facially neutral resolution. Finding the *Home Depot* proposal to be related to "charitable contributions to specific types of organizations," the Staff concurred that it could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7). Similarly, in *Johnson & Johnson* (avail. Feb. 12, 2007), a facially neutral proposal requested that the company disclose all recipients of corporate charitable contributions. Despite the facially neutral request, the proposal's preamble and supporting statement made clear that the proposed policy was intended to target a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions and same-sex marriage. The Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also American Home Products Corp*. (avail. Mar. 4, 2002).

As demonstrated in the *The Home Depot, Inc.* and *Johnson & Johnson* letters, the Staff historically has looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed at contributions to specific types of charitable organizations. In each of these instances, facially neutral proposals were found to be directed at specific kinds of charitable giving and, therefore, were excludable under Rule 14a-8(i)(7).

While the Proposal's Resolved clause appears facially neutral, the express terms in the Supporting Statement make clear that the Proposal is directed at particular types of Company charitable contributions, namely, contributions that may encourage consumption of the Company's menu offerings that the Proponent views as "high in fat, sugar and salt." In this regard, all of the examples of Company charitable contributions cited in the Supporting Statement negatively describe the nutritional content of the Company's products and criticize related charitable contributions:

- "[T]he Company's McTeacher's Nights program *exploits* the trust families place in schools to promote *junk food* to children, undermining teachers' efforts to teach students healthy habits" (emphases added).

- "The Company has made contributions to health-related organizations, including the American Academy of Pediatrics,[1] the California Dietetic Association,[2] and the Michigan Academy of Nutrition and Dietetics[3] conference, among others. Because of our company's association with *foods high in fat, sugar and salt*, a number of these contributions were criticized by Dieticians for Public Integrity and other observers, leading to detrimental media coverage for our Company" (emphasis added).

In addition, the articles available at the websites provided in the footnotes to the Supporting Statement directly criticize these same types of charitable contributions. Specifically:

- The Supporting Statement includes links to articles that cite the dangers of "the Academy of Nutrition and Dietetics (AND) *getting into bed with* corporate sponsorships" and Academy members who "worried that if word got out that dietitians' professional organization had been *bought out* by food corporations, the profession

---

[1] The following website link is set forth in the Proposal's footnote: http://web.archive.org/web/20131019182904/http://www.aapexperience.org/2013/onsightprogram.pdf.

[2] The following website links are set forth in the Proposal's footnote: http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention; http://www.motherjones.com/environment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention.

[3] The following website link is set forth in the Proposal's footnote: http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/.

would lose credibility" (emphasis added).[4]

- The Supporting Statement links to an article identifying the Michigan Academy of Nutrition and Dietetics as an organization whose conference was partly sponsored by the Company in 2016 and asks for information if anyone is "aware of other conferences with *problematic* sponsors" (emphasis added).[5]

Thus, throughout the Supporting Statement, the Proponent makes clear that the Proposal is not directed at the Company's charitable contributions generally but instead at the Company's charitable contributions to specific types of organizations, namely, those that may encourage consumption of the Company's menu offerings that the Proponent perceives as "high in fat, sugar and salt."

The Proposal's intent is further illustrated by statements made at the Company's 2016 Annual Meeting of Shareholders by the Proponent's representative. Specifically, as part of his remarks presenting at the Company's 2016 Annual Meeting of Shareholders a shareholder proposal addressing the Company's political activities, Sriram Madhusoodanan, the Proponent's representative, stated that the Company's charitable contributions "enlist teachers in 'McTeacher's Night' marketing events, which use teachers to sell junk food directly to trusting students." *See* Exhibit B.

The Proposal differs from other shareholder proposals in which exclusion was denied (for example, the proposal in *Wells Fargo & Co.* discussed above) because, in contrast to the Proposal, those proposals employed neutral language throughout the preamble and supporting statements. Here, the charitable contributions discussed and the article links provided in the Supporting Statement reveal that the Proposal instead is an attempt to have a referendum on Company charitable contributions that may encourage consumption of the Company's menu offerings that the Proponent perceives as "high in fat, sugar and salt." In this regard, the Supporting Statement reveals the true bias even more so than the proposals that were excluded under Rule 14a-8(i)(7) in *The Home Depot, Inc.* and *Johnson & Johnson* letters discussed above. Thus, because the Proposal is directed at specific Company charitable contributions, the Proposal relates to the Company's ordinary business operations and is properly excludable under Rule 14a-8(i)(7).

---

[4] *Available at* http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention; http://www.motherjones.com/environment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention.

[5] *Available at* http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Denise A. Horne, McDonald's Corporation
John C. Harrington

102233801.12

EXHIBIT A

From: Brianna Harrington [mailto:brianna@harringtoninvestments.com]
Sent: Thursday, December 1, 2016 4:46 PM
To: Corporate Secretary <corporatesecretary@us.mcd.com>
Subject: Shareholder Resolution
Importance: High

Good afternoon,

Harrington Investments, Inc. (HII) is submitting a shareholder proposal for inclusion in the McDonald's 2017 proxy material for the annual meeting of shareholders. Attached is our formal file letter, proof of ownership, and the proposal itself. Please confirm receipt of this email and it's contents. If you have any questions, you may contact us via phone or email.

Thank you.

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/

HARRINGTON
INVESTMENTS, INC.

December 1, 2016

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010,
One McDonald's Plaza,
Oak Brook, IL 60523-1928

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in the McDonald's Corporation, I am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the McDonald's Corporation Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of the McDonald's Corporation stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in the McDonald's Corporation through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

RESOLVED, shareholders of **McDonald's Corporation** (the "Company") hereby request that the Company prepare and annually update a report to shareholders, at reasonable expense and excluding proprietary information, listing and analyzing charitable contributions during the prior year. The report should:

1. Identify organizational or individual recipients of donations, whether cash or in-kind, in excess of $500 and aggregate of smaller contributions by categories of recipients such as community organizations, schools, dietary organizations, medical groups, environmental, churches, etc.;

2. Identify areas of alignment and potential conflict between the Company's charitable contributions and the Company's key stated ambitions, values and mission as stated in its corporate social responsibility reports and SEC filings;

3. Include management's analysis of any risks to the Company's brand, reputation, or shareholder value posed by public controversies associated with contributions or any incongruencies with corporate values;

4. Include coherent criteria for assessing congruency and brand risk, such as identifying philanthropic areas or initiatives considered most germane to corporate values and types of donations that may be contrary to company values or reputation; and

5. Based on the above, evaluate and state justification for any identified incongruent activities.

Supporting Statement

Research by the Proponent uncovered charitable activities that may pose a risk to the Company's reputation and brand by undermining the Company's stated commitments. Examples include:

- **McTeacher's Nights.** The Company's "Ambition" includes "using our reach to be a positive force" and being a "Good Neighbor" because we "champion happy, healthy kids."[1] Yet teachers' unions have stated that the Company's McTeacher's Nights program exploits the trust families place in schools to promote junk food to children, undermining teachers' efforts to teach students healthy habits. Other school programs have faced similar criticisms.

- **Sponsorship of health organizations.** The Company has made contributions to health-related organizations, including the American Academy of Pediatrics,[2] the California Dietetic

[1] http://corporate.mcdonalds.com/mcd/our_company/our-ambition.html

[2] http://web.archive.org/web/20131019182904/http://www.aapexperience.org/2013/onsiteprogram.pdf

Association,[3] and the Michigan Academy of Nutrition and Dietetics conference,[4] among others. Because of our company's association with foods high in fat, sugar and salt, a number of these contributions were criticized by Dieticians for Public Integrity and other observers, leading to detrimental media coverage for our Company.

As long-term shareholders of McDonald's Corporation, we believe the Company should ensure that its practices minimize risk to its reputation and brand. Thus, the Company should disclose and review its charitable activities to ensure they are congruent with its stated values and avoid unnecessary risk to shareholder value.[5] Vote yes if you agree with this view.

---

[3] http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention; http://www.motherjones.com/environment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention

[4] http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/

[5] http://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

charles
SCHWAB

Advisor Services

PO BOX 982603
EL PASO, TX 79998

December 1, 2016

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010,
One McDonald's Plaza,
Oak Brook, IL 60523-1928

RE: Account ***FISMA & OMB MEMORANDUM M-07-16***
John C. Harrington
Roth Conversion IRA

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the John C. Harrington Roth Conversion IRA account and which holds in the account 100 shares of common stock in the McDonald's Corporation. These shares have been held continuously for at least one year prior to and including December 1, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.

From: Card Jennifer [mailto:Jennifer.Card@us.mcd.com]
Sent: Wednesday, December 14, 2016 2:09 PM
To: Brianna Harrington <brianna@harringtoninvestments.com>; john@harringtoninvestments.com
Subject: Shareholder Proposal

Good afternoon,

Please see the attached letter from McDonald's Corporation regarding the shareholder proposal that you recently submitted.

Thank you,
Jennifer

Jennifer Card
Senior Counsel – Securities, Governance and Corporate | McDonald's Corporation
2915 Jorie Blvd. | Oak Brook, Illinois 60523 | O. 630-623-2546 | jennifer.card@us.mcd.com

December 14, 2016

VIA OVERNIGHT MAIL AND EMAIL
John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

I am writing on behalf of McDonald's Corporation (the "Company"), which received on December 1, 2016, the shareholder proposal related to charitable contributions that you submitted to the Company pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. At the outset, we note that it is not clear if you are the proponent of the Proposal in your individual capacity or if you submitted it on behalf of Harrington Investments, Inc. Please clarify the proponent's name (with that individual or entity referred to as the "Proponent" for purposes of this letter).

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. Furthermore, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 1, 2016 letter from Charles Schwab that you provided is insufficient because it provides ownership information with respect to the John C. Harrington Roth Conversion IRA account and not with respect to the Proponent.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 1, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 1, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant

through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 1, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523. Alternatively, you may transmit any response by email to me at jennifer.card@us.mcd.com.

If you have any questions with respect to the foregoing, please contact me at 630-623-2546. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Jennifer Card

Jennifer Card
Senior Counsel

Enclosures

From: Brianna Harrington [mailto:brianna@harringtoninvestments.com]
Sent: Tuesday, December 20, 2016 1:50 PM
To: Card Jennifer <Jennifer.Card@us.mcd.com>
Subject: RE: Shareholder Proposal Response

Good afternoon, Ms. Card,

Please see the attached documents in response to your letter dated December 14, 2016. Please confirm receipt of this email.

Thank you.

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/

HARRINGTON
INVESTMENTS, INC.

December 20, 2016

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010,
One McDonald's Plaza,
Oak Brook, IL 60523-1928

RE: Shareholder Proposal

Dear Corporate Secretary,

In response to your letter dated December 14, 2016, I have included my original file letter to emphasize and clarify that **I, John C. Harrington**, am the proponent of the proposal submitted on December 1, 2016.

In addition, we have obtained a new proof of ownership letter as sufficient proof emphasizing my continuous ownership of at least $2,000 worth of the McDonald's Corporation stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in the McDonald's Corporation through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

HARRINGTON
INVESTMENTS, INC.

December 1, 2016

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010,
One McDonald's Plaza,
Oak Brook, IL 60523-1928

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in the McDonald's Corporation, **I** am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the McDonald's Corporation Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of the McDonald's Corporation stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in the McDonald's Corporation through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

charles SCHWAB

Advisor Services

PO BOX 982603
EL PASO, TX 79998

December 20, 2016

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010,
One McDonald's Plaza,
Oak Brook, IL 60523-1928

RE: Account ***FISMA & OMB MEMORANDUM M-07-16***
John C. Harrington
Roth Conversion IRA

John Harrington - FBO

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the John C. Harrington Roth Conversion IRA account and which holds in the account 100 shares of common stock in the McDonald's Corporation. These shares have been held continuously for at least one year prior to and including December 1, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

MSalazar

Melanie Salazar
Schwab Advisor Custody & Trading Services
Charles Schwab & Co. Inc.

EXHIBIT B

Pages 23 through 24 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL OMITTED